P.E. 2/6/02

02013441

1046649

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 6, 2002

RECD S.E.C
FEB 6 2002
1086

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PROCESSED
FEB 13 2002
THOMSON FINANCIAL

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F <u>X</u> FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO <u>X</u>

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] <u>Not applicable</u>

ENDESA, S.A.

Table of Contents

endesa

February 5th 2002

RELEASE OF YEAR 2001 UNAUDITED RESULTS

Dear Sirs:

Endesa will release its unaudited year 2001 results on Wednesday, February 27th, before opening of the Spanish stock market (9:00 am Madrid time). A presentation will take place at 11:30 am Madrid time, to be confirmed, which will be accessible on-line through the Internet on Endesa's corporate website (http://www.endesa.es).

In order to ease the access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website.

For additional information please contact Jacinto Pariente at North America Investor Relations Office 212 750 72 00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: February 6, 2002

By: /s/ Jacinto Pariente
Name: Jacinto Pariente
Title: Manager of North America Investor Relations